UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-32389

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________

PART I -- REGISTRANT INFORMATION

Prevention Insurance.com
Full Name of Registrant

Former Name if Applicable

552 Lonsdale Street, Level 7
Address of Principal Executive Office (Street and Number)

Melbourne, Australia 3000
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Prevention Insurance.com (the “Company”) is filing this Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 within the prescribed time period without unreasonable effort or expense because the financial statements could not be completed in time to timely file. The Company intends to file the Form 10-Q by the extension date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joe Martinez, Chief Executive Officer	949-725-0380 US
(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in the Company’s Form 8-K filed with the Securities and Exchange Commission on March 24, 2023, effective March 23, 2023 (the “Closing Date”), we closed a share exchange pursuant to a Stock Exchange Agreement (the “Stock Exchange Agreement”), with AiS and the shareholders of AiS. As a result of the stated transaction, the Company now has operations and its results of operations will be substantially different from its prior results of operations. We are currently in the process of compiling the results of operations for the current quarter and as of the date of this filing, a reasonable estimate of such results can not be made.

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Prevention Insurance.com

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2023	By:	/s/ Joe Martinez
Joe Martinez
Chief Executive Officer

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